Exhibit 99.77D

Item 77D - Scudder YieldWise Government Money Fund, a series of Scudder YieldWise Funds

On July 31, 2002, Scudder YieldWise Government Money Fund, a series of Scudder YieldWise Funds, changed its name-related investment policy. Prior to July 31, 2002, the Fund's policy stated that the fund pursues its goal by investing at least 65% of its total assets in: short-term securities that are issued or guaranteed by the U.S. government or its agencies or instrumentalities; and repurchase agreements backed by these securities. This policy was revised as follows: The fund pursues its goal by investing, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in: short-term securities that are issued or guaranteed by the U.S. government or its agencies or instrumentalities and repurchase agreements backed by these securities.